

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 4561

May 22, 2007

Peter Shields, President
Soundbite Communications, Inc.
2 Burlington Woods Drive
Burlington, MA 01803

> **Re: Soundbite Communications, Inc.**
> **Registration Statement on Form S-1**
> **File No. 333-142144**
> **Filed April 16, 2007**

Dear Mr. Shields:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please continue to monitor the updating requirements of Rule 3-12 of Regulation S-X.

Prospectus Summary, page 1

2.   We note the disclosure here and later in the document that you are a "leading provider of on-demand automated voice messaging, or AVM, solutions." Please provide independent third-party support for this statement and revise the disclosure to clarify the measure by which you are "leading."

3.   We note the disclosure on page two and in the business section that clients using your services "can achieve significant savings relative to on-premise systems." Please revise to clarify if this is always the case or if the savings are dependent on the volume needed by clients.

SoundBite Communications, page 1

4.   Please revise the second paragraph to clarify the meaning of the phrase "multi-tenant customer communications platform." Similarly, please clarify the meaning of the statement that your platform is designed to "scale securely."

5.   We note the reference at the end of this section to your revenues in the last three years. Please balance the reference to increasing revenues with a statement regarding your net losses in two of the last three fiscal years.

Industry Background, page 2

6.   Please provide independent third-party support for the industry estimates in the last paragraph of this section. Clearly mark by highlighting or some other means the information that supports your disclosure. In addition, please provide us with the relevant portions of the IDC report that you cite under "Our On-Demand Service."

Risk Factors, page 6

Substantially all of our revenue is derived from the use of our service for AVM campaigns, and a decline in sales of this service would materially adversely affect our operating results, page 10

7.   This risk factor appears to be similar to the risks described in your first risk factor on page 6. Please revise to clarify how the two risk factors are different or revise to combine them.

We incorporate technology licensed from third parties in our service…, page 14

8.   To place this risk in context, please revise to disclose the portion of your products and services that incorporate and rely upon third party technology.

We will incur significant increased costs as a result of operating as a public company, and our management will be required to devote substantial time to newly applicable compliance initiatives, page 15

9.   The risk associated with complying with the federal securities laws affects all public companies across industries. Please revise to clarify how this risk is specific to your company or your industry or eliminate the risk factor.

<u>Our ability to raise capital in the future may be limited, and our failure to raise capital when needed could prevent us from executing our growth strategies, page 16</u>

10.   Please revise the subheading to indicate the risk of dilution, or present the risk of dilution in a separate risk factor.

<u>Any expansion of our business into international markets would require us to comply with additional debt collection, telemarketing, data privacy and other regulations…, page 20</u>

11.   The risks described under this subheading appear to overlap with the risks described in the second risk factor on page 14. Please revise to limit repetitive disclosure.

<u>Future sales of our common stock by existing stockholders could cause our stock price to decline, page 21</u>

12.   It is not clear why you are unable to disclose the number of shares subject to lockup agreements. Please tell us why the number is dependent on the offering price or amount.

<u>Use of Proceeds, page 24</u>

13.   We note the disclosure in this section that the balance of the proceeds not applied to your long term debt is not allocated to a specific purpose. Please revise to discuss the principal reasons for this offering. Please refer to Item 504 or Regulation S-K.

<u>Management's Discussion and Analysis</u>

<u>Revenues, page 31</u>

14.   We note the disclosure in the last full paragraph on page 31 that your usage based model allows you to generate additional revenues as clients increase usage. Please revise to balance the disclosure by clarifying that it can also result in a decrease in revenues as it is easier for clients to discontinue or reduce their use.

<u>Stock Based Compensation, page 33</u>

15.   We note disclosure in the last paragraph of this section and on page 66 indicating that in 2006 and 2007 you engaged an independent business valuation firm to prepare valuation reports to assist the board in determining the fair value of your common stock for purposes of stock option grants. Please identify the valuation firm and file its consent to being named in the registration statement.

Results of Operations, page 36

16.   We note that sales and marketing expenses increased at a faster rate than
        revenues. Please revise to discuss this aspect of the growth and if it will be a
        trend for future periods.

17.   In this subsection, please revise to discuss the changes in your net income/loss.

Liquidity and Capital Resources, page 41

18.   We note that you believe your existing cash, your cash flow, borrowings, and the
        proceeds from this offering will be sufficient to meet your anticipated needs for
        the next 12 months. Please revise to clarify if the noted disclosure is true absent
        the proceeds from this offering. Also, discuss your ability to satisfy your debt
        obligations and capital expenditure requirements without the proceeds from this
        offering.

Business

Our Strategy, page 48

19.   Please revise to explain how your clients are "referenceable" as that term is used
        at the bottom of page 48. Also, explain how "third party" agencies are
        "referenceable" into "first party" clients.

20.   We note the disclosure that your client base includes 14 of the 20 largest
        collection agencies in North America. Please provide to us support for this
        statement. Also, please clarify whether you have written agreements with these
        customers, whether your agreements are long-term or short-term, and whether the
        agreements are exclusive.

Research and Development, page 53

21.   We note the disclosure in the first paragraph on page 54 about the cost of
        "enhancing and maintaining our service is significantly less than the comparable
        cost for an on-premise solution." Please provide support for this statement or tell
        us the basis for management's belief. Also, please revise to clarify the basis for
        this comparison. For example, is the comparison based on a per customer cost or
        some other measure?

Operations, page 54

22.   We note that you serve your clients from two third party hosting facilities. Please
        revise to clarify if you insure the assets located at the third party hosting facilities.

23.   We note that you "own or lease" all of your hardware. Please revise to disclose
        the percentage you own versus that which you lease. Clarify if there is any
        material risk associated with leasing your hardware.

Competition, page 54

24.   We note the discussion of competition as it relates to predictive dialers and hosted
        AVM solutions. Please include a discussion of other companies that provide the
        same type of AVM solutions services that you do.

Intellectual Property, page 56

25.   Please revise to describe the intellectual property covered by your pending patent
        application. Also, disclose the patent number and application number and
        duration and effect of your one patent and the pending application. Refer to Item
        101(c)(iv) of Regulation S-K.

26.   Disclose the trademarks and service marks, other than "Soundbite," that are
        material to your business and clarify whether any of your marks other than
        "Soundbite" is registered.

Government Regulation, page 57

27.   Please revise to clarify if the federal and state laws and regulations impose any
        material compliance cost on your business.

Properties, page 58

28.   Please expand the disclosure to provide a discussion of the third-party hosting
        facilities in Ashburn, Virginia and Somerville, Massachusetts.

Director Compensation, page 63

29.   Please revise to disclose director compensation in the tabular format prescribed by
        Item 402(k) of Regulation S-K.

Executive Compensation

Compensation Discussion and Analysis, page 65

30.   We note that the compensation committee considers comparable companies in
        determining compensation. If comparable companies were identified for 2006
        compensation, please disclose the names of these peer companies and identify the

specific elements of compensation that were benchmarked. Refer to Item
402(b)(2)(xiv) of Regulation S-K.

Components of our Executive Compensation Program, page 65

31.   We note the disclosure concerning the cash bonuses on page 65. Please revise to
clarify whether the "certain strategic objectives" were met in 2006.

32.   Please revise to describe in more detail and to quantify the benchmarks used to
determine cash bonuses under the 2006 Executive Compensation Plan and the
2007 Management Cash Compensation Plan. Describe both financial
performance objectives and the strategic objectives under the 2006 plan, as well
as the strategic objectives, revenue targets, and profitability targets under the 2007
plan. Alternatively, tell us why you believe that disclosure of such information
would result in competitive harm such that the information could be excluded
under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit
specific targets and objectives, discuss how difficult it will be for the executives
or how likely it will be for the registrant to achieve the target goals. Please see
Instruction 4 to Item 402(b) of Regulation S-K.

Grants of Plan-Based Awards in 2006, page 68

33.   If applicable, please expand the table to include columns reflecting estimated
future payouts, as required by Item 402(d) of Regulation S-K.

34.   From the last two columns of the table, we note that the exercise price and grant
date fair value of the options are equal. Please tell us how you determined that
the fair value of the option award on the date of grant was equal to the fair market
value of the underlying common stock on that date.

36.   It appears that the last column of your table discloses the awards on a per share
basis. Please revise to disclose the grant date fair value for each award in total.
Refer to Item 402(d)(viii) of Regulation S-K.

Option Exercises and Stock Vested, pate 69

35.   We note that you will calculate the value realized upon exercise of the options
based on the midpoint of the range for the public offering. Please tell us why this
calculation is appropriate and why you have not calculated the value of the
underlying common stock on the date of exercise. Please refer to the instruction
to Item 402(g)(2) of Regulation S-K.

Principal and Selling Stockholders, page 73

36.   Please revise to identify the selling shareholders in your next amendment or tell us why you are unable to do so.

37.   Please identify the natural persons that exercise voting and investment control over the shares held by Venture Capital Fund of New England.

38.   Please indicate if any of your selling shareholders in this prospectus are broker-dealers or affiliates of broker-dealers. Please include a representation, if true, that each affiliate of a broker-dealer (1) purchased your securities in the ordinary course of business and (2) at the time of the purchase of the securities to be resold, the seller had no agreements or understandings, directly or indirectly, with any person to distribute the securities. If you cannot provide this representation, please advise.

Related-Party Transactions, page 75

39.   Please disclose the conversion price, if any, for each series of convertible preferred stock. If there is no conversion price, please clarify whether the preferred stock will convert into common stock on a 1-for-1 basis or some other ratio.

40.   On page 76, you disclose that two founders have the right to require you to register an additional 1.9 million shares under "specific circumstances." Please revise to identify the circumstances. Also, revise to identify the founders.

Description of Capital Stock, page 77

41.   Please revise here to disclose the conversion price and dividend feature, if any, of the four series of preferred stock.

Note 10 – Common Stock

42.   For equity instruments granted during the twelve months prior to the date of the most recent balance sheet included in your registration statement, please expand your footnote to disclose the number of options or shares granted by month or quarter, the exercise price and the intrinsic value, if any.

43.   Your disclosure on page F-23 states the fair value of your common stock used in determining exercise prices for options granted was determined by the Board of Directors. On page 34 of your MD&A you disclose that you obtained an unrelated valuation specialist to determine the fair value of your common stock in fiscal years 2006 and 2007. Please reconcile these disclosures.

Part II

Item 15. Recent Sales of Unregistered Securities

44.   Please revise to disclose the names of persons or identify the class of persons to whom the Series C and Series D preferred shares were sold. Refer to Item 701(b) of Regulation S-K.

Exhibits

45.   Please file your legal opinion with the next amendment or provide a draft opinion for us to review. We must review the opinion before we declare the registration statement effective and we may have additional comments.

* * * *

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Yolanda Crittenden at (202) 551-3472 or Cicely Lamothe, Accounting Branch Chief, at (202) 551-3413. Questions on other disclosure issues may be directed to Duc Dang at (202) 551-3386 or the undersigned at (202) 551-3780.

Sincerely,

Karen J. Garnett
Assistant Director

cc: Mark Johnson
        Fax No. (617) 526-5000